GALIANO GOLD REPORTS

FIRST QUARTER 2026 RESULTS

Vancouver, British Columbia, May 13, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its first quarter ("Q1") 2026 operating and financial results. Galiano owns a 90% interest in the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa.

All financial information contained in this news release is unaudited and reported in United States dollars.

Q1 2026 HIGHLIGHTS

Safety

  No lost-time injuries ("LTI") nor total recordable injuries (inclusive of LTIs) ("TRI") recorded. The AGM has achieved 8.8 million hours worked without an LTI as of March 31, 2026.

  12‐month rolling LTI and TRI frequency rates as of March 31, 2026 of 0.00 and 0.11 per million hours worked, respectively.

Financial

  Cash and cash equivalents of $114.9 million as of March 31, 2026 and no debt.

  Generated cash flow from operating activities of $46.7 million during Q1 2026, an 80% increase from Q1 2025.

  Income from mine operations of $72.5 million during Q1 2026.

  Net income of $0.13 and adjusted net income1 of $0.11 per common share (basic) during Q1 2026.

  Adjusted EBITDA1 of $93.4 million during Q1 2026, an increase of 364% from Q1 2025.

Mining Operations

  Mined 1.5 million tonnes ("Mt") of ore at an average mined grade of 0.9 grams per tonne ("g/t") gold with a strip ratio of 6.0:1. Approximately 70% of mined ore was from the Abore deposit.

Processing

  1.3 Mt of ore was milled at an average feed grade of 0.9 g/t, with metallurgical recovery averaging 90%. Mill availability during Q1 2026 was 89% due to a planned 5-day maintenance shutdown.

  Produced 34,747 ounces of gold, a 68% increase compared to Q1 2025, and in line with the Company's first half indicative production range.

  Sold 34,181 ounces of gold at a record quarterly average price of $4,857 per ounce ("/oz"), excluding the effect of realized losses on gold hedging instruments.

Nkran Cut 3 Development

  Development of Cut 3 at the Nkran deposit continued with 4.7 Mt of waste mined. Additional mining equipment is expected to be mobilized during Q2 2026 and, thereafter, mined volumes at Nkran are forecast to increase significantly.

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1 Non-IFRS measure.  Refer to section "Non-IFRS Performance Measures" in this news release.

  Capitalized development pre-stripping costs at Nkran Cut 3 of $13.5 million.

Costs

  All-in sustaining costs1 ("AISC") of $2,361/oz, a 6% decrease compared to Q1 2025 despite higher royalties expense.

  FY 2026 AISC1 guidance has been revised to between $2,300/oz and $2,600/oz (previously $2,000/oz and $2,300/oz), resulting from the amendment to Ghana's royalty framework.

Exploration

  Drilled 11,578 meters (“m”) at the Abore deposit, which consisted of infill and step-out drilling up to 200m below the existing underground Mineral Resource boundary. Drilling successfully indicated extension of mineralization at depth, along strike, and across previously untested areas outside the current underground Mineral Resource. Highlights from the Q1 2026 Abore drilling program, as reported in the Company’s news release dated May 11, 2026, included:

  Main pit ore shoot expanded ~95m further down dip to the north;

  ~200m of strong mineralization defined between the Main pit ore shoot and the saddle zone;

  High-grade intercept below the northern end of Main pit, which remains open; and

  High-grade mineralization intersected up to 180m below the current underground Mineral Resource.

  Completed 2,501m of infill drilling at Esaase to support the conversion of Inferred Mineral Resources to the Indicated category. Following successful initial results, the Company has expanded the FY 2026 exploration budget by $7.5 million to complete a total program of 33,000m at Esaase.

"The AGM delivered another quarter of strong, consistent operational performance, building on the momentum we have established through 2025,” said Matt Badylak, Galiano’s President and CEO. “From a growth and mine‑life extension perspective, we are pleased to have a clear line of sight to near‑term mineral reserve expansion. At Esaase, mineral resource conversion drilling progressed well during the quarter, supporting an expansion of the program from 9,500 metres to 33,000 metres. Esaase represents a critical growth opportunity and will play a key role in developing a robust long‑term mine plan. Importantly, we remain on track to deliver 140,000 to 160,000 ounces of gold production this year and are approaching a meaningful cash flow inflection point as hedges roll off, deferred payment is completed in December, and production continues to ramp up toward 2027.”

Conference Call and Webcast

Management will host a conference call and webcast to discuss the results of Q1 2026 at 10:30am ET (7:30am PT) on May 14, 2026. Please refer to the details below to join the conference call or the webcast.

Conference Call Participant Details
Webcast URL	https://www.gowebcasting.com/14680
Local	Toronto: 1-647-932-3411
North American toll-free	1-800-715-9871
Conference ID	9798035
Conference Replay
URL	https://www.gowebcasting.com/14680

SUMMARY OF QUARTERLY OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Health and Safety
LTIs(1)	-	-	-	-	2
TRIs(1)	-	-	1	-	3
12-month rolling LTI frequency rate	0.00	0.24	0.39	0.42	0.43
Mining Operations
Ore mined ('000t)	1,521	1,575	1,605	1,365	1,296
Waste mined ('000t)	9,084	8,337	9,067	8,101	8,314
Strip ratio (waste-to-ore)	6.0	5.3	5.7	5.9	6.4
Average gold grade mined (g/t)	0.9	0.9	0.8	0.8	0.8
Mining costs ($/t mined)	3.73	3.94	3.38	3.59	3.31
Ore tonnes trucked ('000 t)	1,163	1,069	1,288	1,030	1,053
Ore transportation costs ($/t trucked)	4.42	4.45	4.35	4.49	4.43
Processing
Ore milled ('000t)	1,305	1,369	1,283	1,193	1,086
Average mill head grade (g/t)	0.9	1.0	0.9	0.8	0.8
Average recovery rate (%)	90	91	91	89	87
Processing costs ($/t milled)	12.79	12.13	12.57	12.89	14.37
General and administrative costs ($/t milled)	7.09	7.58	6.62	6.24	5.78
Gold produced (oz)	34,747	37,574	32,533	30,350	20,734
Development Stripping - Nkran Cut 3
Waste mined ('000t)	4,707	4,324	3,426	1,723	810
Mining costs ($/t mined)	2.85	2.48	3.29	4.00	3.98
Development capitalized stripping costs ($m)	13.5	11.1	12.0	6.9	3.2
Capital Expenditures
Sustaining capital ($m)	3.6	4.4	4.2	2.2	1.3
Development capital ($m)	3.4	0.7	2.9	4.9	3.3
Sustaining capitalized stripping costs ($m)	6.4	11.7	11.9	15.1	11.9
Financial, Costs and Cash Flow
Gross revenue ($m)	166.5	159.7	114.2	97.3	76.6
Gold sold (oz)	34,181	38,276	32,577	29,287	26,994
Average gold sales price - gross ($/oz)(2)	4,857	4,164	3,501	3,317	2,833
Average gold sales price - net ($/oz)(3)	4,122	3,744	3,099	2,951	2,651
AISC ($/oz sold)(4)	2,361	2,033	2,283	2,251	2,501
Income (loss) from mine operations ($m)	72.5	51.1	10.0	24.7	(19.8)
Adjusted net income (loss) ($m)(4)	29.5	40.0	(2.8)	21.0	0.4
Adjusted EBITDA ($m)(4)	93.4	85.5	37.8	39.9	20.1
Cash flow from operating activities ($m)	46.7	55.8	40.4	35.8	25.9

(1) The Company records and reports injuries in accordance with the International Council on Mining and Metals' (ICMM) Mining Principles.

(2) Gross average gold sales price is a non-IFRS measure and calculated by dividing revenue, as reported in the Company's consolidated financial statements, by the number of gold ounces sold during the period.

(3) Net average gold sales price is a non-IFRS measure and calculated by dividing revenue less realized losses on gold hedge derivative instruments, as reported in the Company's consolidated financial statements, by the number of gold ounces sold during the period.

(4) Refer to "Non-IFRS Performance Measures" in this news release.

Mining

  Mined 1.1 Mt of ore at the Abore deposit at an average grade of 0.9 g/t gold and a strip ratio of 6.1:1. Mined grades and strip ratio were largely consistent with Q4 2025.

  Mined 0.4 Mt of ore at the Esaase deposit at an average grade of 0.7 g/t gold and a strip ratio of 5.9:1. Ore tonnes mined were higher in Q1 2026 compared to Q4 2025 due to the temporary suspension of mining at Esaase in Q4 2025 that resulted from a community incident.

  Mining costs per tonne at Abore and Esaase averaged $3.73 per tonne ("/t") in Q1 2026, compared to $3.31/t in Q1 2025. The 13% increase in mining costs per tonne in Q1 2026 was attributable to higher drill and blast costs, resulting from mining a higher proportion of fresh rock at Abore, and increasing mining depths and haul distances.

Processing

  The AGM produced 34,747 ounces of gold during Q1 2026, a decrease of 8% from Q4 2025, as the processing plant milled 1.3 Mt of ore at an average grade of 0.9 g/t gold with metallurgical recovery averaging 90%. Mill throughput in Q1 2026 was 5% lower than Q4 2025 due to a planned 5-day shutdown of the processing plant to complete a mill reline and other maintenance activities.

  Approximately 60% of the mill feed was sourced from mined ore at Abore, with the remainder of mill feed primarily from the Esaase deposit.

  Processing costs per tonne for Q1 2026 was $12.79, an 11% decrease from Q1 2025. The decrease in processing costs per tonne was largely driven by higher mill throughput volumes, partly offset by costs associated with a mill reline and other maintenance activities in Q1 2026.

Costs

  AISC1 for Q1 2026 was $2,361/oz, compared to $2,501/oz in Q1 2025. The decrease in AlSC1 resulted from a 27% increase in gold ounces sold in Q1 2026, partly offset by a $10.0 million increase in royalties.

  Relative to Q4 2025, AISC1 increased by 16% in Q1 2026 due to lower gold sales volumes and a $3.1 million increase in royalties.

Nkran Cut 3

  Nkran Cut 3 waste stripping continued during the quarter with 4.7 Mt of waste rock mined during Q1 2026, an increase of 9% from Q4 2025.

  Mining costs per tonne at Nkran was $2.85 for Q1 2026, compared to $3.98/t in Q1 2025. The decrease in mining costs per tonne was attributable to higher tonnes mined

  Nkran Cut 3 development capitalized stripping costs totaled $13.5 million during Q1 2026. Waste stripping volumes are expected to rise following the mobilization of additional mining equipment during Q2 2026.

Capital Expenditures

  Sustaining capital expenditures totaled $3.6 million during Q1 2026, an increase of $2.3 million compared to Q1 2025. The increase in sustaining capital expenditures was largely driven by costs associated with a tailings facility expansion.

  Development capital expenditures during Q1 2026 totaled $3.4 million, in line with Q1 2025. Development capital expenditures in Q1 2026 related primarily to costs associated with relocating villages near the AGM's operations.

Exploration

  During Q1 2026, 11,578m of drilling completed at Abore of a planned program total of 32,000m of diamond drilling, which aims to grow the underground Mineral Resource through step-out drilling to at least 200m below the maiden underground Mineral Resource. Results received to date continue to demonstrate exceptional Mineral Resource growth potential at Abore. Current step-out drilling has intersected mineralization up to 180m below the existing underground Mineral Resource, while infill drilling has improved continuity across key mineralized zones that currently sit outside the existing Mineral Resource. Drilling beneath the Main and South pit areas also continues to confirm robust extensions of mineralization both down plunge and along strike of existing mineralization.

  A program of infill drilling is planned for Esaase through 2026, which is designed to convert existing open pit mineral resources from the Inferred to Indicated category, and has the potential to significantly increase the Esaase mineral reserve and support planning for potential future open pit expansion. Phase 1 of the Esaase infill drilling program consists of a planned 9,000m focused on the Main pit. The drilling commenced ahead of schedule in February with a rolling mobilization of up to four drill rigs operational by the end of Q1 2026. 2,501m of drilling was completed in Q1 2026. Following successful early results in Phase 1, the Company has committed to the full program of 33,000m, which is estimated to cost an additional $7.5 million in 2026 than previously guided.

Balance Sheet

  The Company has maintained a strong cash position with $114.9 million as of March 31, 2026 and no debt.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

	Three months ended March 31,
(All amounts in 000's of US dollars, except per share amounts)	2026	2025
Gross revenue	166,524	76,590
Income (loss) from mine operations	72,453	(19,756)
Net income (loss) attributable to common shareholders	32,691	(26,806)
Net income (loss) per share attributable to common shareholders - basic	0.13	(0.10)
Adjusted net income attributable to common shareholders (1)	29,515	388
Adjusted net income per s hare attributable to common shareholders (1)	0.11	0.00
Adjusted EBITDA(1)	93,425	20,130
Cash and cash equivalents	114,936	106,381
Cash generated from operating activities	46,689	25,892

  The Company sold 34,181 ounces of gold in Q1 2026 at a quarterly record average gold price (before the effect of realized hedging losses) of $4,857/oz for gross revenue of $166.5 million. The increase in revenue from the comparative period was due to a 71% increase in average gold sales prices and a 27% increase in gold ounces sold. The average gold sales price, including the effect of realized gold hedging losses, for Q1 2026 amounted to $4,122/oz.

  Income from mine operations for Q1 2026 totaled $72.5 million, compared to a loss of $19.8 million in Q1 2025. The increase in income from mine operations was due to higher revenues as described above. This was partly offset by higher royalties expense in Q1 2026 due to higher earned revenues and the introduction of a sliding scale royalty by the Government of Ghana, effective March 10, 2026.

  The Company reported net income attributable to common shareholders of $32.7 million in Q1 2026, or $0.13 per common share, compared to a net loss of $26.8 million in Q1 2025, or a loss of $0.10 per common share. The increase in net income during Q1 2026 was primarily due to higher recorded revenues, partly offset by higher royalties and income taxes.

  Reported Adjusted EBITDA1 of $93.4 million in Q1 2026, compared to $20.1 million in Q1 2025. The increase in Adjusted EBITDA1 was primarily driven by higher revenues, partly offset by higher royalties, as described above.

  The Company generated $46.7 million of cash flow from operating activities during Q1 2026, compared to $25.9 million in Q1 2025. The increase in operating cash flow was primarily driven by higher average gold sales prices and gold ounces sold during the current quarter.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2026 and 2025, which are available at www.galianogold.com and filed on SEDAR+.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Non-IFRS Measures" of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce Sold

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. Total cash costs include the costs of gold production, adjusted for costs allocated to by-products and production royalties per ounce of gold sold.

  AISC per Gold Ounce Sold

The Company has adopted the reporting of "AISC per gold ounce sold". AISC includes total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made on the AGM's mining and other service lease agreements per ounce of gold sold.

  EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA").

  Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per common share. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items, and items of income or expense not expected to recur in the future, from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of the Company's operations and performance of its core business.

Qualified Person

The exploration information contained in this news release has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano.

All other scientific and technical information contained in this news release has been reviewed and approved by Mr. Amri Sinuhaji, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Sinuhaji are “Qualified Persons” as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Darshan Sundher

Toll-Free (N. America): 1-855-246-7341
Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company's operating plans for the AGM and timing thereof; expectations and timing with respect to current and planned drilling programs, including at Abore and Esaase, and the results thereof; the focus of the 2026 exploration programs; expectations and timing with respect to ramping up of mining activities at Nkran; anticipated production and cost guidance; expectations regarding reporting an underground mineral reserve, including the timing thereof; expectations regarding cash flows from operations; any additional work programs to be undertaken by the Company; potential exploration opportunities and statements regarding the usefulness and comparability of certain non-IFRS measures; total cash costs and corresponding cost performance relating to the Company's activities; and details of the upcoming conference call and webcast. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the AGM will not experience any significant uninsured production disruptions that would materially affect revenues; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; exploration activities may not result in the delineation of additional mineral resources or the conversion of mineral resources into mineral reserves within anticipated timelines, or at all; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process gold as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; risks related to artisanal and illegal mining activities at or near the AGM, including that the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, which may impact planned production levels; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices; outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; metallurgical recoveries may not be economically viable or recoveries may be lower in the future and have a negative impact on the Company's gold production and financial results; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of mining and other contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have recently experienced significant fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; the impact of technological developments on the Company's operations; non-compliance with public disclosure obligations could have an adverse effect on the Company's share price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience significant price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and any such other risk factors described under the heading "Risk Factors" in the Company's most recently filed Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.